

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561 December 14, 2017

Via E-mail
Mr. Marc Fogassa
Chief Executive Officer
Jupiter Gold Corporation
Rua Vereador João Alves Praes n° 95-A
Olhos D'Água, MG
39398-000, Brasil

Re: Jupiter Gold Corporation
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed May 15, 2017
File No. 333-214872

Dear Mr. Fogassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016
Item 5. Operating and Financial Review and Prospects
Overview page 16

1. We note that you incorporate the description of your modular plant and mineral properties by reference from your Form F-1. Please revise to fully describe your modular plant and mineral properties in your Form 20-F pursuant to Item 4 (D) of Form 20-F.

2. Additionally we note your disclosure on page 16 that as of December 31, 2016 Jupiter Gold had various elements of its modular plant deployed in a mining concession area for gold owned by Brazil Minerals. Revise to fully discuss the location and production activities related to your modular plant. In your response tell us the current activities related to your modular plant including revenue and production data.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining